UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Sonim Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83548F 309

(CUSIP Number)

Peter Liu

c/o Sonim Technologies, Inc.

4445 Eastgate Mall, Suite 200

San Diego, CA 92121

Telephone: (650) 378-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

William N. Haddad

Kirill Y. Nikonov

Venable LLP

151 W. 42nd Street, 49th Floor

New York, NY 10036

Telephone: (212) 307-5500

July 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83548F 309	Schedule 13D	Page 2 of 6 Pages

1	Names of reporting persons Hao (Peter) Liu
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐

3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole voting power 357,254(1)
	8	Shared voting power 0
	9	Sole dispositive power 357,254(1)
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 357,254(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.16%
14	Type of reporting person (see instructions) IN

(1)	See Item 5

CUSIP No. 83548F 309	Schedule 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share, (the “Common Stock”) of Sonim Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 4445 Eastgate Mall, Suite 200, San Diego, CA 92121.

All information in this Statement assumes a 1-for-10 reverse stock split of the Common Stock, which was effected by the Issuer on July 17, 2024 (all share and per share amounts have been presented on a retrospective basis to reflect the reverse stock split).

Item 2.	Identity and Background.

(a)	This Statement is filed by Hao (Peter) Liu (“Mr. Liu” or the “Reporting Person”).

(b)	The business address of the Reporting Person is 4445 Eastgate Mall, Suite 200, San Diego, CA 92121.

(c)	The Reporting Person is Chief Executive Officer and Director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Subscription Agreement

On April 13, 2022, the Issuer entered into the subscription agreement with AJP Holding Company, LLC, a Delaware limited liability company (“AJP”), pursuant to which AJP agreed to purchase an aggregate of approximately 2,083,334 shares of Common Stock for an aggregate purchase price of $17,500,000 (or $8.4 per share). In accordance with the Subscription Agreement, Mr. Liu, who then served as the Issuer’s Executive VP for Global Operations and Engineering, was appointed as the Issuer’s Chief Executive Officer. The Subscription Agreement additionally provided for the purchase of a certain portion of the shares issuable thereunder by Mr. Liu rather than AJP: accordingly, Mr. Liu purchased 95,239 shares of Common Stock pursuant to the Subscription Agreement.

On June 28, 2022, the Issuer held a special meeting of stockholders, whereby our stockholders approved the Subscription Agreement and the transactions contemplated thereby by approximately 71.98% of the votes cast. The closing of the transaction under the Subscription Agreement resulted in a change of control of the Issuer.

Registration Rights Agreement

In accordance with the terms of the Subscription Agreement, on July 13, 2022, the Company and Mr. Liu entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer was required (among other things), within 30 days of the Second Closing (as defined in the Subscription Agreement), to file with the Securities and Exchange Commission (the “SEC”) a registration statement to register the resale of all shares of Common Stock purchased by Mr. Liu in accordance to the terms of the Subscription Agreement. Such registration statement was subsequently filed by the Issuer and declared effective by the SEC.

CUSIP No. 83548F 309	Schedule 13D	Page 4 of 6 Pages

Employment Agreement

On August 20, 2022, the Issuer entered into an employment agreement (the “Employment Agreement”) with Mr. Liu in connection with his role as Chief Executive Officer of the Company. The Employment Agreement provided, inter alia, that Mr. Liu would be entitled to receive stock options to purchase in the aggregate a total of 401,442 shares of Common Stock (the “Options”), subject to the Issuer’s stockholders’ approval of the increase in the shares outstanding under the Issuer’s equity incentive plan and in accordance with the terms and conditions of such plan. Subsequently, the entirety of the Options was granted on November 18, 2022 at the exercise price of $4.188 per share. The Options vest over a four-year period, with one quarter (1/4) of the options vested on April 14, 2023 (the one-year anniversary of the date of the Reporting Person’s appointment as CEO of the Issuer), and all remaining options vesting in equal quarterly installments in the amount of one-twelfth (1/12) of the remaining options amount thereafter.

The Reporting Person became the beneficial owner of more than five percent of Common Stock as a result of vesting of the Options.

Other than shares of Common Stock purchased by means of the Subscription Agreement and the Options, any securities beneficially owned by the Reporting Person were received as a result of equity award grants by the Issuer prior to the Reporting Person’s appointment as Chief Executive Officer.

Item 4.	Purpose of Transaction.

The Reporting Person serves as a member of the Issuer’s board of directors and as the Issuer’s Chief Executive Officer. In such capacity, the Reporting Person will be involved in reviewing transactions involving the Issuer and may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, in his capacity as Chief Executive Officer, the Reporting Person may receive equity incentive awards for which he qualifies, including, but not limited to, awards of Common Stock, options to purchase shares of Common Stock, and restricted stock units.

Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that the Reporting Person may own from time to time, or exercise the Options, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 357,254 shares of Common Stock, including 151,470 options to purchase Common Stock that will vest within 60 days of October 18, 2024, which represents approximately 7.16% of the outstanding shares of Common Stock.

The percentage in this Item 5 is based upon 4,836,476 shares of Common Stock that were outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2024.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 83548F 309	Schedule 13D	Page 5 of 6 Pages

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth in Items 3 and 4 is incorporated herein by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Subscription Agreement, dated as of April 13, 2022, by and between Sonim Technologies, Inc. and AJP Holding Company, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2022)

Exhibit 99.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2022)

Exhibit 99.3	Employment Agreement dated as of August 18, 2022 by and between Sonim Technologies, Inc. and Peter Hao Liu (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2022)

Exhibit 99.4	Amended and restated letter agreement, dated as of December 8, 2023, by and between Sonim Technologies, Inc. and Hao (Peter) Liu (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 11, 2023)

Exhibit 99.5	Power of Attorney, dated July 14, 2022

CUSIP No. 83548F 309	Schedule 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 18, 2024

Hao (Peter) Liu

/s/ Hao (Peter) Liu
Name:	Hao (Peter) Liu